Exhibit 99.1 SITC 2021 Results: Management Update GLOBAL WEBCAST Date & Time: 8.00 am AEDT (Sydney) Wednesday 17 November 2021 4.00 pm EST (New York) Tuesday 16 November 2021 10.00 pm CET (Berlin) Tuesday 16 November 2021 Register: https://fnn.webex.com/fnn/onstage/g.php?MTID=ef12af93633b5d17a2e4e176fcac2f070 A replay of the webcast will also be available at www.immutep.com (ASX: IMM, NASDAQ: IMMP)

Notice: Forward Looking Statements The purpose of the presentation is to provide an update of the business of Immutep Limited ACN 009 237 889 (ASX:IMM; NASDAQ:IMMP). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Immutep and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company’s filings to the ASX and SEC for further information. The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Immutep’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Immutep’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Immutep. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction. This presentation is authorised for release by the CEO of Immutep Limited. 2

Overview Immutep Collaborating with industry is an innovative biotechnology leaders company developing novel immunotherapies for cancer and autoimmune disease Globally active Leadership position in LAG-3 with 4 product candidates in immuno-oncology and autoimmune disease Clinical Potential LAG-3 Pioneer Immutep’s product candidates have French immunologist demonstrated clinical potential in a Prof. Frédéric Triebel, Immutep range of indications with high unmet CMO & CSO need 3

LAG-3 Overview & Product Candidates 4

LAG-3 Therapeutic Landscape Overview

immutep
LAG-3 IMMUNOTHERAPY

		Company	Program	Preclinical	Phase I	Phase II	Phase III	Total Trials	Patients
Oncology	Agonist	immutep	Eftilagimod Alpha[5]		10	4		14	967
Oncology	Antagonist	BMS	Relatlimab[6]		7	32	2 (PDUFA goal date March 19, 2022)	41	9,775
Oncology	Antagonist	Merck & Co. Inc.	Favezelimab		1	5		6	1066
Oncology	Antagonist	NOVARTIS	Ieramilimab		1	4		5	952
Oncology	Antagonist	Macrogenics	Tebotelimab		3	3		6	1422
Oncology	Antagonist	H-L Roche	RO7247669		1	2		3	538
Oncology	Antagonist	B.I.	BI754111		4	1		5	649
Oncology	Antagonist	Regeneron[1]	Fianlimab		1	1		2	836
Oncology	Antagonist	Innovent	IBI110		1	1		2	328
Oncology	Antagonist	Tesaro[3]	TSR-033		1	1		2	139
Oncology	Antagonist	Incyte	INCAGN02385		1	1		2	74
Oncology	Antagonist	Symphogen[2]	SYM022		3			3	169
Oncology	Antagonist	F-star	FS-118		2			2	102
Oncology	Antagonist	Xencor	XmAb-22841		1			1	242
Autoimmune	Agonist	immutep	IMP761					--	--
Autoimmune	Depleting AB	gsk[4]	GSK2831781 (IMP731)		2	1		3	207

Sources: GlobalData, Company websites, clinicaltrials.gov, and sec.gov, as of 25th **October 2021.** The green bars above represent programs conducted by Immutep &/or its partners. Total trials includes all active, completed &/or inactive trials. Patient totals are based on estimated total enrolled &/or to be enrolled. Not a complete list of currently existing LAG-3 products.

1) As of January 7, 2019 Regeneron is in full control of program and continuing development (https://www.sec.gov/Archives/edgar/data/872589/000110465919000977/a19-1325_18k.htm)
2) On 3 Apr. 2020 Les Laboratoires Servier acquired Symphogen
3) Tesaro was acquired by and is now part of GSK (www.gsk.com/en-gb/media/press-releases/gsk-completes-acquisition-of-tesaro-an-oncology-focused-biopharmaceutical-company/)
4) Includes two completed Phase I studies and one discontinued Phase 2 study
5) Including IITs, one planned trials (MBC trial by EOC)
6) RELATIVITY-047 (https://investors.bms.com/iframes/press-releases/press-release-details/2021/Bristol-Myers-Squibb-Announces-RELATIVITY-047-a-Trial-Evaluating-Anti-LAG-3-Antibody-Relatlimab-and-Opdivo-nivolumab-in-Patients-with-Previously-Untreated-Metastatic-or-Unresectable-Melanoma-Meets-Primary-Endpoint-of-Progression-Free-Survival/default.aspx)

5

Eftilagimod Alpha Bringing APC Activation into Oncology Eftilagimod alpha ~ Efti ~ IMP321 6

Efti: an Innovative LAG-3 I-O Product Candidate

immutep
LAG-3 IMMUNOTHERAPY


efti
"LAG-3Ig"
CH2
CH3

- Efti is a soluble LAG-3 protein targeting a subset of MHC class II on APC
- Potentially synergistic with other therapeutic agents, e.g. Immuno-Oncology (I-O) agents or chemotherapies

"PUSHING THE ACCELERATOR ON IMMUNE RESPONSES"


Eftilagimod
MHC II
Activated dendritic cell
T cell
Dendritic cell
Natural killer cell
Monocytes
APC activation

"RELEASING THE BRAKE ON THE T CELL"


LAG-3 mAb
LAG-3
MHC II
Resting dendritic cell
Activated T cell
Blocking the interaction

Efti is an **MHC II agonist:**
APC activator
- boost and sustain the CD8^{+} T cell responses
- activate multiple immune cell subsets

LAG-3 antagonist, or blocking, antibodies:
Immune checkpoint inhibitor
- increase cytotoxicity of the pre-existing CD8 T cell response

7

Notes:
* APC: antigen presenting cell

Clinical Development Efti: Main Trials* Commercial (5) Program Preclinical Phase I Phase II Late Stage Rights (1) Metastatic Breast Cancer (Chemo – IO) AIPAC-003 Metastatic Breast Cancer (Chemo – IO) AIPAC (2) Head and Neck Squamous Cell Carcinoma (IO – IO) TACTI-003 (2) Head and Neck Squamous Cell Carcinoma (IO – IO) TACTI-002 (2) Non-Small-Cell Lung Carcinoma (IO – IO) Eftilagimod Alpha TACTI-002 (Efti or IMP321) Global Rights (3) Solid Tumors (IO – IO – Chemo) APC activating INSIGHT-003 § soluble LAG-3 (3), (4a) Solid Tumors (IO – IO) Protein INSIGHT-004 (1), (3), (4b) Solid Tumors (IO – IO) INSIGHT-005 (2) Melanoma (IO – IO) TACTI-mel (5a) Solid Tumors (Cancer Vaccine) YNP01 / YCP02 / CRESCENT 1 Chinese Rights (5b) Metastatic Breast Cancer (Chemo – IO) § Notes: * Information in pipeline chart current as at November 2021. AIPAC-003 and INSIGHT-005 trial initiation are subject to further approvals. (4) a) In combination with BAVENCIO® (avelumab); b) in combination with Bintrafusp alfa (1) Planned trial (5) a) Conducted by CYTLIMIC in Japan; b) Conducted by EOC in China. Immutep has no control over either of these trials. 8 (2) In combination with KEYTRUDA® (pembrolizumab) (6) Late stage refers to Phase IIb clinical trials or more clinically advanced clinical trials (3) INSIGHT Investigator Initiated Trial (“IIT”) is controlled by lead investigator and therefore Immutep has no control over this clinical trial Oncology

Clinical Development Operational Update TACTI-002 ✓ Recruitment into Part A (1st line NSCLC) is expected to be completed ahead of time, due to great interest from sites. ✓ 70+ of 74 patients for part A extension already enrolled. TACTI-003 ✓ Full CTA approvals received in 5 of 8 countries → no roadblocks or any major comments received from authorities. ✓ Recruitment initiated, first patients randomized. INSIGHT ✓ INSIGHT-003 (efti+SoC (e.g. doublet chemo + PD-1) in e.g. 1st line NSCLC) has enrolled already 5 patients. ✓ Preparation for INSIGHT-005 collaboration with Merck KGaA are ongoing, but under review due to bintrafusp alfa performance. AIPAC-003 ✓ Positive feedback from EMA received. ✓ FDA discussion ongoing as planned. 9

Efti + Chemo Combination AIPAC trial Final OS results presented at SITC, 10-14 November 2021 10

Goal: Improving OS while maintaining QoL in HR+/HER2– MBC patients immutep
LAG-3 IMMUNOTHERAPY

Epidemiology:

- Breast cancer (BC) is the **most frequently diagnosed cancer**. More than 2 million breast cancer (thereof ~70% HR+/HER2–) diagnoses per annum worldwide.
- Up to 550,000 patients in total and app. 350,000 patients younger than 65 develop metastatic disease and are **eligible to receive chemotherapy**[1] [2]

HIGH UNMET MEDICAL NEED

Lack of Innovation

*Weekly **paclitaxel** well established SOC*


MBC diagnosis
Visceral disease?
~10%
Yes
No
PIK3 mutant?
Yes
No
ET ± CDK4/6
ET ± CDK4/6
Visceral crisis
~35%
Fulvestrant + alpelisib
2nd line ET
ET-resistant
ET-resistant visceral crisis
Chemo
~55%
ET-resistant

Notes
(1) Source: WHO Global Cancer Observatory 2020 and Informa Intelligence October 2020
(2) Wang et al. BMC Cancer (2019) 19:1091
MBC – metastatic breast cancer; BC – Breast Cancer

11

Efti: AIPAC (Phase IIb) design

AIPAC: Active Immunotherapy PAClitaxel in HER2⁻/ HR⁺ metastatic breast cancer (MBC)



Chemo-immunotherapy phase
q2w
Maintenance phase
q4w
Randomisation
Screening
1:1
Paclitaxel + efti
efti
Paclitaxel + placebo
placebo
Follow up phase
PFS and/OS, depending on pt status
3 weeks
24 weeks
48 weeks



35(8)
88(9)
28(3)
33(5)
5(2)
25(3)
12(2)
Number of patients
Number of sites

Hypothesis-Generating Study

Primary endpoint(*) (presented Mar. 2020) included:

- Assessment of Progression-Free Survival (PFS)

Secondary endpoints(*) (presented Dec. 2020) included:

- Overall Survival (OS)
- Safety and tolerability
- Overall Response Rate (ORR) and other efficacy parameters
- Biomarker and Immune Monitoring

Fact sheet

- ✓ Conducted in 7 EU countries
- ✓ Local and blinded independent central read
- ✓ Last Patient In enrolled Jun. 2019
- ✓ Primary analysis PFS (immature OS) Mar. 2020
- ✓ Follow-up 1 analysis OS Sep. 2020 (SABCS Dec. 2020) – ~60% OS events
- ✓ **Final OS analysis at SITC 2021**

Notes:
* No hypothesis testing
ORR – overall response rate, DCR – disease control rate, PFS – progression free survival, OS – overall survival, QoL – Quality of life

12

AIPAC Phase IIb Clinical Results

Baseline Characteristics

immutep
LAG-3 IMMUNOTHERAPY

- ***Well balanced treatment groups.***
- ***Difficult to treat patient population:***
  - *Very late stage disease: 92% with visceral disease and 69% with elevated LDH*
  - *Heavily pre-treated subjects: 84% endocrine resistant; 44% received prior CDK 4/6; median of 2 prior systemic anticancer regimens.*
  - *HR+/HER2– tumor is traditionally not considered immunogenic.*
- **227 patients** were randomized to efti (N=114) or to placebo (N=113) between January 2017-July 2019. All except one patient received at least 1 dose of study medication and were included in the full analysis and safety populations.

	Efti + Paclitaxel N=114	Placebo + Paclitaxel N=112	Overall N=226
Baseline characteristics, n (%)			
Age, median (range), years	**58 (24-87)**	**61 (35-79)**	**60 (24-87)**
<65 years	**76 (66.7)**	**71 (63.4)**	**147 (65.1)**
Body mass index, median (range)	24.7 (18.1-48.1)	24.9 (15.4-44.5)	24.7 (15.4-48.1)
ECOG 0	69 (60.5)	70 (62.5)	139 (61.5)
Visceral disease	103 (90.4)	104 (92.9)	207 (91.6)
Luminal A / B / Other¶, %	**34.1 / 48.8 / 17.1**	**36.7 / 49.4 / 13.8**	**35.5 / 49.1 / 15.4**
Monocytes <0.25/nl	**25 (21.9)**	**22 (19.8)**	**47 (20.9)**
Elevated (>250 U/L) LDH	74 (65.5)	81 (73.0)	155 (69.2)
Prior therapy, n (%)			
Prior surgery	92 (80.7)	94 (83.9)	186 (82.3)
Prior radiotherapy	87 (76.3)	84 (77.7)	174 (77.0)
Prior systemic therapy	106 (93.0)	108 (96.4)	214 (94.7)
Prior adjuvant therapy	85 (74.6)	81 (72.3)	166 (73.5)
Prior therapy for metastatic disease	78 (68.4)	80 (71.4)	158 (69.9)
Prior taxanes (adjuvant)	51 (44.7)	43 (38.4)	94 (41.6)
Prior CDK4/6	**50 (44.6)**	**50 (43.9)**	**100 (44.2)**
Prior endocrine therapy	**103 (90.4)**	**104 (92.9)**	**207 (91.6)**
Endocrine resistant^Δ	***85 (82.5)***	***89 (85.6)***	***174 (84.1)***

Notes:
¶ Central assessment performed on available and evaluable primary or metastatic tissues (n=169). Classified using PgR and Ki67 index according to St Gallen International Expert Consensus guidelines[1].
Δ Defined according to ESMO Internal Consensus Guidelines (Advanced Breast Cancer 4)[2].
1. Goldhirsch A, Winer EP, Coates AS, et al. 2013;24(9):2206–2223. doi:10.1093/annonc/mdt303

13

AIPAC Phase IIb Clinical Results

Outstanding Safety Profile


Most common (≥15%) TEAEs in any arm
Frequency (%)
50
45
40
35
30
25
20
15
10
5
0
Fatigue
Injection site reaction
Injection site erythema
Asthenia
Oedema peripheral
Nausea
Diarrhoea
Constipation
Neuropathy peripheral
Headache
Peripheral sensory neuropathy
Alopecia
GGT increased
AST increased
Cough
Dyspnoea
Neutropenia
Anaemia
Grade
Placebo 1-2 3-5
efti 1-2 3-4

Summary of treatment-emergent adverse events (TEAEs) ¶	Efti + Paclitaxel N=114, n (%)	Placebo + Paclitaxel N=112, n (%)
≥1 TEAE	113 (99.1)	112 (100)
≥1 TEAE leading to death	2 (1.8)	3 (2.7)
≥1 TEAE leading to efti/placebo discontinuation	6 (5.3)	7 (6.3)
≥1 Grade ≥3 TEAE	78 (68.4)	73 (65.2)

- No fatal TEAE related to efti
- 3 pts discontinued due to hypersenstivity reactions developing after efti injections and 4 pts due to paclitaxel-induced hypersensitivity, respectively
- Most common efti related adverse event was any kind of local injection site reaction up to grade 3 reported in 75 (65.8%) pts in the efti arm

14

Notes:
ORR – overall response rate, DCR – disease control rate, PFS – progression free survival, OS – overall survival, QoL – Quality of life

Overall Unselected Population* Improving OS with better QoL Global Health Status / QoL QLQC30-B23 * • Increase in OS: +2.9 months from median of 17.5 (95% CI: 12.9- • Preserving QoL in the efti arm, while significant deterioration 21.9) in placebo to 20.4 (95% CI: 14.3 -25.1) in the efti group. of QoL (QLQ-C30-B23) observed in the placebo group at 6 months. • Post-study treatment similar: 86% (efti) vs. 90%(placebo); majority received chemotherapy 70.2% (efti) vs. 76.8% (placebo) • Note: Paclitaxel treatment intensity was similar between groups Notes: * These results were presented at SITC 2021. Database cut-off date was May 14, 2021 (73% of events) with minimum follow up of 22 months 15

AIPAC Phase IIb Clinical Results Immune Monitoring on Fresh Blood (up to 70 patients) Significant Increase of CD8+ T Cell Count Significant Correlation: + Minimal Residual Effect: samples taken just before next treatment OS and cytotoxic CD8 T cell count Placebo Rho= -0.2; p= 0.5 30 mg efti Rho= 0.6; p= 0.007 1000 500 300 100 10 20 30 40 50 Overall survival (months) Proof of Concept Proof of Principle Increased number of cytotoxic CD8+ T cells Number of T cells increased in efti group, correlated with improved OS in the efti arm especially cytotoxic CD8+ T cells Notes: * These results were presented at SITC 2021. Database cut-off date was May 14, 2021 16 CD8 T cell count at 6 months 6 (10 /L of blood)

Prespecified Subgroups* Exploratory Analysis Exploratory multivariate analyses → Prior CDK 4/6 treatment is an independent poor prognostic factor with a 37% increase in risk for death. • Prior CDK 4/6 has a negative impact on OS in placebo group (median reduced from 20.4 to 14.9 months), but not in the efti group (median OS 21.9 vs. 20.2 months). • CDK4/6 treatment are now standard, and most patients will have received it → favorable for efti. • Prespecified (prior to unblinding) exploratory univariate analysis showed that younger patients (<65 years), those with low baseline monocytes (<0.25/nL) or breast cancer subtype luminal B had significant and clinical meaningful improvement in median OS compared to placebo. • In a post-hoc multivariate analysis “no prior taxanes” were found to be an additional predictive marker Notes: * These results were presented at SITC 2021. Database cut-off date was May 14, 2021 (73% of events) with minimum follow up of 22 months 17

Prespecified Subgroup <65 years*

Clinically meaningful improvement for OS, PFS and ORR

immutep
LAG-3 IMMUNOTHERAPY

+7.5 months median OS (HR 0.66; p=0.017)



Paclitaxel + Placebo
Paclitaxel + Eftilagimod alpha
Events n/N (%) 56/71 (78.9) 51/76 (67.1)
HR (95% CI) 0.66 (0.45; 0.97)
p-value 0.017
Median (95% CI)
14.8 (10.9; 18.5)
22.3 (15.3; 29.6)
Overall Survival (%)
Time (months)
Number of subjects at risk (censored)
Placebo 71 (0) 63 (1) 42 (1) 27 (2) 20 (2) 11 (6) 6 (10) 1 (15) 0 (15)
Efti 76 (0) 68 (3) 49 (3) 44 (3) 33 (5) 16 (16) 11 (20) 3 (24) 0 (25)

	mOS	mPFS	ORR
Benefit	**+7.5 months** HR 0.66 (p=0.02)	**+2.0 months** HR 0.77 (p=0.07)	**+8%** (46% vs. 38%)

Effect of age on OS



Overall survival HR value
≥45 to <55
≥55 to <65
≥65 to <75
Age groups

- Prespecified subgroup showed **significant** (p=0.017, one-sided) **improvement in OS** with a **HR of 0.66** (95% CI: 0.45-0.97).
- ESMO scale of magnitude** = level 4/5 (would be very supportive for reimbursement).

- HR point estimates for different age groups.
- Age had an almost **linear effect** on HR for OS.

Notes:
* These results were presented at SITC 2021. Database cut-off date was May 14, 2021
** Company assessment. ESMO-MCBS used for reimbursement in Europe: https://www.esmo.org/guidelines/esmo-mcbs/scale-evaluation-forms-v1.0-v1.1

18

Prespecified Subgroup Low Monocytes*

Clinically meaningful improvement for all efficacy parameters immutep LAG-3 IMMUNOTHERAPY

+19.6 months median OS (HR 0.44; p=0.008)



Paclitaxel + Placebo
Paclitaxel + Eftilagimod alpha
Events n/N (%)
19/22 (86.4)
14/25 (56.0)
HR (95% CI)
0.44 (0.22; 0.88)
p-value
0.008
Median (95% CI)
12.9 (7.5; 20.4)
32.5 (18.2;)
Overall Survival (%)
100
90
80
70
60
50
40
30
20
10
0
0
6
12
18
24
30
36
42
48
Time (months)
Number of subjects at risk (censored)
Placebo 22 (0) 18 (0) 12 (0) 8 (0) 4 (1) 2 (3) 2 (3) 1 (3) 0 (3)
Efti 25 (0) 23 (0) 18 (0) 18 (0) 13 (1) 8 (5) 5 (7) 3 (8) 0 (11)

	Efti + Paclitaxel	Placebo + Paclitaxel	Benefit
mOS	32.5 months	12.9 months	**+19.6 months** HR 0.44 (p=0.008)
mPFS	7.5 months	5.2 months	**+2.3 months** HR 0.40 (p=0.006)
ORR	44%	32%	**+12%**

- Clinically meaningful, absolute and relative improvement for all efficacy parameters.
- Statistical significance for PFS and OS.
- ESMO scale of magnitude** = level 4/5 (would be very supportive for reimbursement).

Notes:
* Database cut-off date was May 14, 2021
** Company assessment. ESMO-MCBS used for reimbursement in Europe: https://www.esmo.org/guidelines/esmo-mcbs/scale-evaluation-forms-v1.0-v1.1

19

Prespecified Subgroup Luminal B*

Overall Survival

+4.2 months median OS (HR 0.67, p=0.049)



Paclitaxel + Eftilagimod alpha
Paclitaxel + Placebo
Events n/N (%) HR (95% CI) p-value
39/43 (90.7)
30/40 (75.0) 0.67 (0.41; 1.08) 0.049
Median (95% CI)
12.6 (10.2; 17.3)
16.8 (9.9; 24.9)
Overall Survival (%)
Time (months)
Number of subjects at risk (censored)
Efti 40 (0) 37 (0) 23 (0) 19 (0) 14 (1) 6 (7) 3 (10) 2 (10) 0 (10)
Placebo 43 (0) 37 (0) 22 (0) 12 (0) 8 (0) 5 (0) 3 (2) 1 (3) 1 (3)

	Efti + Paclitaxel	Placebo + Paclitaxel	Benefit
mOS	16.8 months	12.6 months	**+4.2 months** HR 0.67 (p=0.049)
mPFS	7.2 months	5.6 months	**+1.6 months** HR 0.69 (p=0.158)
ORR	43%	33%	**+10%**

- Clinically meaningful improvement.
- Statistical significance for OS.
- ESMO scale of magnitude** = = level 3/5 (would be supportive for reimbursement).

Notes:
* Database cut-off date was May 14, 2021
** Company assessment. ESMO-MCBS used for reimbursement in Europe: https://www.esmo.org/guidelines/esmo-mcbs/scale-evaluation-forms-v1.0-v1.1

20

Prespecified Subgroup No Prior Taxane* Overall Survival +4.8 months median OS (HR 0.74, p=0.076) Efti + Paclitaxel Placebo + Paclitaxel Benefit +4.8 months mOS 22.3 months 17.5 months HR 0.74 (p=0.08) +0.2 months mPFS 7.4 months 7.2 months HR 0.87 (p=0.229) • Clinically meaningful improvement. • Important in multivariate predictive model • ESMO scale of magnitude** = = level 3/5 (would be supportive for reimbursement). Notes: * Database cut-off date was May 14, 2021 21

AIPAC-003: Phase III in MBC General Concept (subject to further regulatory interactions) 1) Primary Endpoint: Overall Survival • Preferred endpoint for Phase III and approval by regulatory agencies in such a patient population. • Seems to be a better fit for active immunotherapies such as efti. 2) Treatment • Paclitaxel will be allowed to be continued beyond 6 cycles to accommodate for EU & US standards and as a lesson from AIPAC. 3) Patient Population on Target • Immutep will define the patient population and statistical read-out in a way to increase likelihood of success. 4) Statistical Design • Will be robust and pre-agreed with regulatory agencies to ensure success later during MAA/BLA procedures. 22

Efti + anti-PD-1 Combination TACTI-002 trial Update from SITC, 10-14 November 2021 23

TACTI-002 (Phase II)

Design & Status

immutep
LAG-3 IMMUNOTHERAPY

TACTI-002: Two ACTive Immunotherapeutics in NSCLC and HNSCC

SCREENING

UNSELECTED FOR PD-L1

PART A:
1ST LINE MET. NSCLC

PART B:
2ND LINE MET. NSCLC, REFRACTORY TO PD-1/PD-L1 TARGETING THERAPY

PART C:
2ND LINE MET. HNSCC AFTER PLATINUM THERAPY

→ **COMBINED IMMUNOTHERAPY**
PEMBROLIZUMAB + EFTI FOR 12 MONTHS + 12 MONTHS PEMBROLIZUMAB MONO

→ **ORR,** PFS, OS, PK, biomarker, safety and tolerability

In collaboration with

MERCK
INVENTING FOR LIFE

Treatment	30 mg efti (IMP321) s.c. 200 mg pembrolizumab (Keytruda®) i.v.

Recruitment Status Report

- ✓ Fully approved in all countries
- ✓ Up to 183 patients in three indications
  - • Part A (N=36) completed; extension cohort (N=74 recruiting)
  - ✓ Part C (N=39) completed
  - ✓ Part B (N=36); completed

Sites in Europe / US / Australia



24

Notes:
ORR – overall response rate, DCR – disease control rate, PFS – progression free survival, OS – overall survival, QoL – Quality of life

(1) TACTI-002 Results nd 2 line HNSCC (Part C) • ORR (iRECIST) in ITT of 29.7% and 35.5% evaluable pts • Responses are deep with 5 (13.5%) CRs and long lasting • ORR of 64.3% (40.7) in pts with CPS ≥ 20 (≥1) • OS rates at 12 months for all PD-L1 groups in the range of 50% or above … patients still under therapy Notes: (1) Database cut-off date was August 4, 2021 (efficacy) Graphs represent all patients with at least one post baseline assessment. One patient has no official RECIST assessment as this was done < 6 weeks 25 and this does not qualify according to RECIST. Per local investigator assessment. iRECIST… Immune Response Evaluation Criteria In Solid Tumors

TACTI-002 Results[1]

2nd line HNSCC (Part C), DoR and Benchmarking

Duration of Response (DoR)
for confirmed responders (N=10)



100
50
0
Probability of Survival
0
10
20
30
Time (months)

- Median duration of response not yet reached
- all ongoing responses lasting **9+ months**

Benchmarking against Pembro

- ORR clearly higher (≥ factor 2) in all PD-L1 subgroups and overall
- PFS and OS rates at 6 and12 months respectively are higher in all PD-L1 subgroups and overall with efti combination



Pembro mono
Pembro + Efti
14,6%
29,7%
17,3%
40,7%
21,9%
64,3%
Overall
CPS ≥ 1
CPS ≥ 20

	PD-L1 (CPS)	Pembro alone**	TACTI-002
ORR (%)	≥ 20	**21.9%**	**64.3%***
	≥ 1	**17.3%** (2% CR)	**40.7%*** (20.8% CR*)
	Overall pop.	**14.6%**	**35.5%#**
mDoR (mths)	Overall pop.	18.4	Not reached with min. 9+ months at cut-off

Notes:
(1) Database cut-off date was August 4, 2021 (efficacy)
* - only patients evaluated where PD-L1 results available (N=14 for CPS ≥ 20) (N=27 for CPS ≥ 20); # - ITT(N=37); ** Data for pembro derived from KN040 (EEW Cohen et al., *The Lancet* 2018)

26

1st line HNSCC

Treatment options and positioning for efti + pembro

immutep
LAG-3 IMMUNOTHERAPY

Median <u>OS</u> from KN-048 (1),
unselected for PD-L1

Treatment	Median OS
Chemo + Cetuximab	10.7-11.0 months
Pembrolizumab	11.6 months (↑ to 14.9 for CPS ≥ 20)
Chemo + Pembrolizumab	13.0 months (↑ to 14.7 for CPS ≥ 20)

- OS slightly improved by ~2 months with chemo + pembro, but pembro alone non-inferior to chemo
- Substantially more toxicities in the chemo + pembro setting compared to pembro alone

→ Buy moderate OS benefit with a lot add. toxicity

Median <u>DoR</u> from KN-048 (1),
unselected for PD-L1

Treatment	Median DoR
Chemo + Cetuximab	4.3
Pembrolizumab	22.6
Chemo + Pembrolizumab	6.7

- ORR increased with chemo plus pembro (36% vs. 17% pembro alone)(1)
- DoR drops dramatically if you add chemo → not the case with efti

→ Buy ORR by much shorter DoR → less benefit for pts on the long run and may explain moderate OS improvement

Combination of efti + pembro
May lead to higher ORR with same DoR
and excellent safety profile

Notes:
(1) B Burtness et al.: Pembrolizumab alone or with chemotherapy versus cetuximab with chemotherapy for recurrent or metastatic squamous cell carcinoma of the head and neck (KEYNOTE-048): a randomised, open-label, phase 3 study. *The Lancet* 2019, https://doi.org/10.1016/S0140-6736(19)32591-7

27

st TACTI-003 Trial in 1 line HNSCC Current Design + Status In collaboration with Design: • Randomised study with ORR as primary endpoint • Sites worldwide (AU, US, Europe) • Approx. 154 pts: either to be randomized to have sufficient pts in each group or in an experimental arm Status: ▪ Ongoing, recruiting. ▪ Fast Track designation granted by FDA in April 2021 28

Summary and Outlook 29

Near-Term Milestones

Advancing Registration Relevant Trials

immutep
LAG-3 IMMUNOTHERAPY

2021 till today

- ✓ **Final Results** from randomized, placebo controlled MBC trial (AIPAC)
- ✓ **Fast Track designation** in 1st line HNSCC from US FDA
- ✓ **TACTI-002** – recruitment & data delivered e.g. at ASCO & SITC for
  - ✓ 2nd line NSCLC
  - ✓ 2nd line HNSCC
- ✓ **TACTI-003** – Start randomized trial in 1st line HNSCC
- ✓ Final results of **INSIGHT-004**
- ✓ Progress from **IMP761**
- ✓ Expansion of **IP portfolio**
- ✓ Strong **financial position**

✓ Validation of LAG-3/MHC-II interaction by RELATIVITY-047 results

Remainder of 2021 and 2022

Registration relevant trials

Phase III preparations in MBC (AIPAC-003)

1st line HNSCC: Recruitment and updates from **randomized trial** (TACTI-003)

1st line NSCLC: Completion of recruitment & first data from the extension cohort (TACTI-002)

Ongoing **regulatory (EMA/FDA)** engagement

INSIGHT-003: Data from Efti + a-PD-1 + Chemo combination

Extension of **IP portfolio**

Potential new studies (financed)

Updates from **IMP761**

Updates from partnered programs (e.g. GSK, Novartis, CYTLIMIC and EOC Pharma)

Notes:
N.B. The actual timing of future data readouts may differ from expected timing shown above. These dates are provided on a calendar year basis.
A tick denotes that the item has been completed.

30

Summary Global leadership position in Multiple active clinical trials LAG-3 with 4 LAG-3 related (including partnered product candidates in candidates), with further immuno-oncology and significant data read-outs in autoimmune disease 2022 Compelling clinical data from Established collaborations efti & strong rationale to with e.g. Merck (MSD), Pfizer, combine with multiple FDA Merck KGaA, Novartis and approved treatments GSK 31

Thank you!